1/9

03003226

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Airspray N.V.

*CURRENT ADDRESS Ivoorstraat 9
P.O. Box 1007
1810 KA Alkmaar
The Netherlands

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34700 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 1/15/03

Airspray®

Annual Report 2001

Airspray N.V.





Airspray

Annual Report 2001

Airspray N.V.


Creative dispenser ideas are continuously developed, using pencil and...

Table of Contents



Soon prototypes are made to show to customers.

...3D computer design equipment.



Using sophisticated equipment, the quality and geometry of components is checked to the hundredths of millimetre.

Key figures

	2001	2000	1999	1998	1997
Results (in EUR x 1,000)					
Net turnover	27,256	21,620	14,782	12,437	6,631
Gross margin	11,942	9,437	7,052	5,881	2,726
Operational results	6,984	5,277	3,828	3,163	888
Results before tax	6,993	5,438	3,978	2,875	1,079
Net results	4,950	4,614	3,812	2,594	1,068
Balance (in EUR x 1,000)					
Total fixed assets	14,684	9,996	5,528	4,597	2,702
Total current assets	12,337	11,830	9,125	5,784	2,119
Total assets	27,021	21,826	14,653	10,381	4,821
Shareholders equity	19,436	15,576	11,261	7,723	413
Longterm debts	2,600	2,078	-	-	1,384
Current liabilities	4,985	4,172	3,392	2,658	3,024
Total liabilities	27,021	21,826	14,653	10,381	4,821
Number of employees (end of year)	98	79	48	45	26
Number of employees (average)	94	64	47	36	20
Ordinary shares issued					
– Average	5,208,494	5,147,826	5,103,571	4,852,164	4,504,920
– Year-end	5,226,446	5,172,589	5,128,020	5,102,508	4,531,410
Earnings per ordinary share (average) (EUR)	0.95	0.90	0.75	0.54	0.24
Diluted earnings per ordinary share(average) (EUR)*	0.92	0.88	0.74	0.53	0.24
Dividend per ordinary share (EUR)	0.35	0.25	0.15	-	-
Cashflow per ordinary share (average) (EUR)	1.20	1.07	0.76	0.64	0.32
Shareholders' equity per ordinary share at year-end (EUR)	3.72	3.01	2.20	1.51	0.09
Return on equity (average)	31%	40%	49%	80%	n.a.

* Based on all shares issued and all options outstanding.





Profile Airspray N.V.

AIRSPRAY

- is a producer of innovative, high-quality, technologically advanced dispensers, that do not use gas propellants;
- is engaged in product development, assembly and world-wide marketing and sales;
- is a key supplier to manufacturers of consumer products, predominantly in the cosmetics and personal care sector;
- has hundreds of customers on five continents;
- has fully automated production facilities;
- holds patents on various technologies;
- has 98 employees (year-end 2001);
- intends to launch one new product design per year;
- has high autonomous growth as the key priority.

MISSION STATEMENT Airspray is a worldwide operating company, developing, manufacturing and marketing sophisticated high-tech dispensing systems. Offering the industry innovative dispenser concepts, leading to the introduction of consumer products, has given Airspray the status of a creative manufacturer and partner of many companies, that operate in the fast moving consumer product area, such as the cosmetics, personal care and household industry.

Airspray will continue to develop new dispenser technologies thereby intensifying the relationship with its customers. Airspray intends to be leading in innovative dispenser concepts and will be a creative, highly qualified and appreciated partner for its customers.

HEADQUARTERS The head office of Airspray N.V. is located at Ivoorstraat 9, Alkmaar, the Netherlands.

The postal address is:	P.O. Box 1007, 1810 KA Alkmaar
Telephone	+31 (0)72-541 46 66
Telefax	+31 (0)72-547 00 55
E-mail	general@airspray.nl
Website	www.airspray.net

ARTICLES OF ASSOCIATION AND COMMERCIAL REGISTER The Articles of Association of Airspray N.V. were drawn up by notarial deed dated October 9, 2001. The registered office of Airspray N.V. is in Alkmaar, the Netherlands, and the company is registered at the Alkmaar Chamber of Commerce under number 34087674.



Specialised suppliers produce plastic components, making use of Airspray owned moulds.

In the Airspray factories, the supplied components are assembled into dispensers.

SUPERVISORY BOARD

C.A.M. BUSCH (64) Chairman
Formerly member of the Board of Management of VNU
Formerly Group Director Corporate Finance at Philips Electronics
Formerly member of the Board of Management of Naarden Internationaal
Supervisory Board member of Roto Smeets de Boer, Cindu, Parcom (ING)

J.IJ. VAN DUYN (56)
Former Director of Business Management Group
Founder of Synergie (now part of Getronics)

VACANCY
Mr. P.D.J. Meurs passed away last January, resulting in a vacancy in the Supervisory Board.

MANAGEMENT TEAM

H.G. BOREEL Managing Director, with the company since 2001. His responsibilities include general management, strategy, commercial affairs, logistics and investor relations. Hugo Boreel is statutory director of Airspray N.V.

R.F.Q. BRANDS Joint Managing Director and President of Airspray International Inc., the American subsidiary. His responsibilities include general management, marketing and production at Airspray International Inc. Mr. Brands rejoined the company in 1998, after a previous engagement from 1985 till 1987. Robert Brands is statutory director of Airspray N.V.

J. VAN DER SCHAAFF Financial Director, joined the company in 1999. His expertise covers areas such as finance, investor relations and personnel & organisation. Jan van der Schaaff is statutory director of Airspray N.V.

E.I.M. VAN DER HEIJDEN Technical Director, with the company since 1987. He is responsible for product development, production and development of production resources. Edgar van der Heijden is director of Airspray Development B.V.







Using sophisticated machines, designed and built by Airspray, dispensers are produced in The Netherlands and the United States.

Report of the Supervisory Board

We hereby present the 2001 financial statement and the report of the Board of Management of Airspray N.V.

We have to report the sudden death of our Supervisory Board member Mr. Piet Meurs. Over an extended period Mr. Meurs served as Board member and was deeply committed to the company. His business sense, integrity and involvement with the company have been of great value.

The annual accounts included in this report were audited by Ernst & Young Accountants, who issued an unqualified Auditor's Report.
We have accepted the financial statements and recommend you to establish the Annual Report and Accounts for 2001. We propose, as provided for in the Articles of Association, to discharge the Board of Management from its liability in respect of its management activities during the past financial year and the Supervisory Board from its liability for its supervisory activities during that period. The Stichting Prioriteit Airspray has decided, and we have approved that decision, that 63% of the profit is added to the reserves, and that a cash dividend will be paid of 37% of the net profit, being EUR 0.35 per issued share of EUR 0.16 nominal value.

The Supervisory Board met with the Board of Management on five occasions in 2001. In addition a number of separate meetings was dedicated to specific subjects. The chairman of the Board also met with the Managing Director on a regular basis. During these meetings the company's perspectives for the future, organisational development, the development of the results and numerous operational matters were discussed.

Regarding the long-term development of the company we discussed last year the role of acquisitions in the growth of the company. Based on the criteria as laid down in last year's report, no attractive acquisition could be realised. Despite a continuous attention to acquisition possibilities, the main focus will be on autonomous growth driven by product innovation. Investments for new product development will increase also due to customer specific development work. The Supervisory Board regards the attention it pays to these developments among its key tasks.

A second area of attention is the growing organisation. Where possible, the quality of the organisation is improved during recruitment for expansion or replacement, in order to facilitate growth. Continuous improvements are made in the internal controls and in the operational and logistic infrastructure through the increased use of computer systems.

The Board thanks the Board of Management of Airspray and the employees for their efforts, commitment and dedication during the year under review, which, despite adverse economic conditions, was another successful year for the company.

Alkmaar, March 29, 2002

Supervisory Board,
C.A.M. Busch, Chairman
J.IJ. van Duyn



Thorough and detailed measurements take place.



More than one billion components arrived and over 70 million dispensers left Airspray on their way to customers.

Report of the Board of Management

On January 30, 2002 our Supervisory Director, Mr. P.D.J. Meurs, suddenly passed away. This sad news deeply shocked Airspray's Board of Management and employees. Mr. Meurs had been a Supervisory Director for Airspray since 1986. His involvement and great interest in Airspray and, in particular, the people working for the company have been invaluable, especially during the company's difficult starting-up period. The employees and Board of Management will miss his unconditional support. We commemorate Piet Meurs with the deepest respect.

SUMMARY OF RESULTS 2001 The pre-tax result over the year 2001 rose by 29% to EUR 7.0 million (2000: EUR 5.4 million) with a turnover that rose by 26% to EUR 27.3 million (2000: EUR 21.6 million).
The increase in turnover was achieved entirely through autonomous growth.
The company's turnover in 2001 was four times higher than in 1997, the results on the basis of which the company was listed on the stock exchange in May 1998.



Turnover- and profitdevelopment
In millions of euro's
Turnover
Result before tax
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

The net result rose by 7% to EUR 5.0 million (2000: EUR 4.6 million). The smaller increase of the net result can be attributed exclusively to the higher tax burden, as Airspray no longer has any tax carry forward losses in the Netherlands. The profit per share followed the net result and rose to EUR 0.95 (2000: EUR 0.90) per issued share with a nominal value of EUR 0.16.
The Stichting Prioriteit Airspray has decided to distribute a cash dividend of EUR 0.35 (2000: EUR 0.25) per issued share of EUR 0.16 nominal value.
Autonomous growth continues to be the company's primary goal. The increase in turnover and profit achieved in 2001 took place under increasingly difficult economic circumstances, so these results are, given the circumstances, more than satisfactory.

NOTES TO THE RESULT

COMMERCIAL The growth of Airspray was achieved both by an increase of the number of customers and an increase in the average turnover per customer. Foam dispensers can boast an increasing acceptance by the market. The number of active customers rose from 325 at the end of 2000 to 350 at the end of 2001, spreading the turnover over an increasing number of customers.
Airspray's increase in turnover, measured in Euros, was the strongest in North America. However, the increase in turnover in percentage terms was greater in the other parts of the world. North America remained the most important market to Airspray by far.
In 2001 67% of the turnover was achieved in North and South America, compared to 70% in 2000. 25% of the turnover was generated in Europe, while the rest of the world, especially Australia and Asia, represented 8% of the turnover.
Innovative products, such as Airspray's dispensers, are more quickly accepted in North America than in other countries. In Europe, companies often have national sales organisations that take autonomous decisions, so it takes longer for products to reach a broad distribution. Airspray is now realising a similar broad market presence in Europe as it has reached in the United States. Given Airspray's strategy to continually develop new products that find their way quickly into to the large American market, the American market will continue to be the most important market for Airspray.

Despite the great importance of the American market for Airspray, the influence of the events in America on September 11 was limited. In fact, it already became clear during the spring that the US economy was slowing down. Our customers limited their stocks

and became more reserved concerning the introduction of new products. As of spring 2001 a number of new projects involving Airspray dispensers were either postponed or reduced in size. Specifically the penetration of the US hand soap market was not as quick as originally expected.
The disastrous events of September 11 enhanced the above mentioned effects and our customers have remained cautious. The order flow for products already launched on the market kept up rather well in the US, limiting the direct effects of September 11.


Geographical distribution of turnover
In millions of euro's
20
15
10
5
0
1999
2000
2001
Europe
America
Rest of the world

The quality of the growth was good. The number of foam dispensers sold, Airspray's core business, rose by 36% while the turnover rose by 26%. This difference in growth is due to a change in product mix. The sale of bottles, which are supplied with around a quarter of the dispensers, did not increase in 2001. Airspray welcomes this development, as it demonstrates that an increasing number of customers invest in the production of specific bottles and are thus committed to the use of the Airspray dispensers. In addition, the volume of the Dry Spray Dispenser, which has a higher average sales price, decreased.

The Mini Foamer and the Table Top Foamer, commercially introduced at the beginning and end of 2000 respectively, showed the highest growth in 2001, both in percentage terms and in absolute numbers. An increasing number of customers purchased these two new pumps. In 2001 the Table Top Foamer secured a position in the liquid soap market through a number of high profile introductions. Happi, the leading American trade journal for household and personal care products, published an extensive survey of the American soap market in December 2001. The only packaging innovation observed in the soap market was the Airspray Table Top Foamer, which consequently was featured prominently in the article.
For the Mini Foamer, interest was anticipated from the cosmetics industry and for product promotions. The dispenser is increasingly used as an alternative to the Finger


Only one percent of the dispensers remains in Holland.

Airspray customers fill their products and subsequently...

Pump Foamer for applications such as facial cleansing products for which the Mini Foamer's smaller foam output is sufficient. Airspray's customers appreciated the Mini Foamer's elegant styling to such a degree that the F3 Finger Pump Foamer was introduced in the course of 2001: a pump that combines the design of the Mini Foamer and the higher foam output of the F2 Finger Pump Foamer, Airspray's first foamer. A third dispenser with the Mini Foamer geometry was launched at the beginning of 2002. The F2 Finger Pump Foamer's sales, the first mechanic foam pump dispenser on the market, grew for the fifth consecutive year and it continues to be Airspray's best-selling product.

The commercial introduction of the Water Resistant Foamer was delayed because of a customer's changing priorities. The dispenser was shown to customers since the middle of 2001 but the first commercial supplies will take place in 2002. There is a specific demand for this differently designed foam dispenser, which has been developed particularly for use in a 'wet' environment such as in the shower.

Two well-known brands launched products using the dual-chamber Symbio dispenser. Unilever launched a facial care product under the Pond's brand in Thailand and Juvena, a Beiersdorf subsidiary, launched a cosmetics product at the beginning of 2002. The image of both these important brands will surely result in increased attention for the Symbio dispenser, which offers unique possibilities for cosmetic and pharmaceutical products.

The Dry Spray Dispenser, the dispenser that Airspray brought to the market in 1983, has reached a next stage in its life cycle. In the US the volumes declined rapidly and it can be concluded that the use of the Dry Spray Dispenser in the market for olive oil spraying is over its peak. In Europe, sales were stable, yet the principal part of the sales in recent years was achieved in North America.



Distibution of turnover by market segment
In millions of euro's
15
12
9
6
3
0
1999
2000
2001
Skincare
Haircare
Handsoap
Food
Other

Airspray distinguishes the market sectors skin care, hair care, food and other.

Skin care is the most important sector to Airspray and also showed the biggest increase in 2001. In 2001 Airspray achieved 64% of its turnover in this segment which grew by 67%. The liquid soap market, in which Airspray became active with the Table Top Foamer at the end of 2000, is considered part of this segment and represents 12% of the company's turnover. The main introductions in 2001 in this segment were Johnson & Johnson with Foamblaster and 'Harry Potter Hand Soap' (foaming hand soap for children; US), Dial Complete (hand soap; US), Cussons (hand soap; England), Johnson & Johnson Clean & Clear (acne product; Europe and the US), Nestlé Bübchen (Sun tan product; Germany), Neutrogena (acne product and a selftanner; US), Combe Vagisil (feminine hygiene; US) and Lancôme (Europe).

Turnover in the hair care market was stable. In 2001, 23% of the turnover was achieved in this segment, compared to 30% in the previous year. The main product introductions in this segment were L'Oréal Salon (Europe), Neutrogena (US), Unilever with Hazeline (China) and Sunsilk (Australia) and Kao in Japan.

The category food experienced a decline in turnover share. The olive oil dispenser is past its peak. A mere 7% of Airspray's turnover is currently achieved in this market sector. However, the Mini Foamer is still used as dispenser for a foaming candy and, following the US, a similar product was launched in Europe.

The turnover in the segment 'other', primarily consisting of animal care products and cleaning products, declined and currently constitutes 6% of Airspray's turnover.

FINANCIAL 2001 was once again a good year for Airspray. While turnover increased strongly and a better distribution of turnover was achieved, margins could be maintained. The balance sheet also strengthened further. Airspray's strong financial position enables the company to finance the high autonomous growth entirely from internal sources.

The turnover over the year 2001 rose by 26% to EUR 27.3 million (2000: EUR 21.6 million). This growth in turnover was achieved with a slightly higher gross margin of 43.8%. The main positive influences on the margin were an improved product mix – relatively less bottles and more dispensers were sold – and an increase in the average dollar exchange rate. The average order size once again increased, which partly offset the positive effects mentioned above.
The selling and general expenses rose fractionally less than turnover. However the cost saving effect of spreading overheads over a larger turnover was still relatively modest as during 2000 and 2001 an organisation that can handle further growth was built and the company moved to new, larger premises in the United States.
The finance income declined in 2001, as less interest earnings were realised throughout the year. The cash position was for the greater part of the year below the position of 2000, due to the relatively high investment charges in the first six months of 2001, the distribution of a higher dividend over 2000 and the initial financing of the expansion of the building in Alkmaar.
The tax burden increased strongly, as Airspray no longer has any tax carry forward losses in the Netherlands since the autumn of 2000. In preparation of the transition to International Accounting Standards (IAS) the tax effect of the carry forward losses still present in the United States has been activated. This had a limiting effect on the tax burden over 2001, which amounted to 29.2% (2000: 15.2%). In 2002 Airspray will be fully taxed, with an expected tax burden of 35%.
The net profit rose by 7% to EUR 5.0 million (2000: EUR 4.6 million).


...consumers buy the products at the retailers.



Airspray's balance sheet is, with the exception of a mortgage on the premises in Alkmaar, free from long-term debt. The group equity rose by 25% to EUR 19.4 million and the solvency rate was 72% at the end of 2001.



Shareholders equity
In millions of euro's
20
15
10
5
0
1997
1998
1999
2000
2001

Due to Airspray's considerable investment program of EUR 4.1 million, the tangible fixed assets increased in particular. In addition the premises in Alkmaar were expanded for an investment of EUR 0.8 million, largely financed by an increase in the mortgage.
The working capital rose quicker than the turnover and increased by EUR 1.8 million. A considerable part of the increase is the result of higher inventory of sub-assemblies and unassembled components in transit due to the increased production in the United States. However it was also decided to increase the inventory at the Airspray American plant given the increased risk of transport delays after September 11. The considerable investments in assets and working capital resulted in a decline of the cash surplus.

Euronext admitted Airspray to the Next Prime segment. As a result, Airspray must meet the aforementioned International Accounting Standards (IAS) as from 2004. In anticipation thereof Airspray implemented some administrative changes, so that the change to IAS can be made without any relevant adjustments. The influence of these changes on the 2001 results is limited; next to the previously mentioned effect on the tax rate, certain investments in R&D projects have also been activated.

Airspray's building in The Netherlands has been included in the balance sheet as from 2001 due to a change in reporting guidelines. The 'off-balance sheet' lease construction used previously is no longer accepted. The building is once again the property of Airspray and has consequently been included in the balance sheet. The building is largely financed with a mortgage.

PRODUCTION AND LOGISTICS In its production facilities in the Netherlands and North America, Airspray focuses on the assembly of the dispensers it markets. The production of parts is outsourced to suppliers who, as far as the plastic parts are concerned, use moulds that are owned by Airspray. Thus, the production of parts is not done in-house at Airspray. The supervision and logistic management of the production of the over one billion parts used in 2001 is entirely managed by Airspray.
By outsourcing the production of plastic parts, Airspray has a considerably smaller capital base than companies that do produce parts in-house. In addition, the company makes use of the highly specialised know-how of its various suppliers and the production of parts is spread over multiple locations. Airspray co-operates extremely closely with its eight suppliers of plastic components in the field of mould design and management, production technology, quality control, production planning and logistics.

In the autumn of 2001 the premises in Alkmaar were expanded by 35%. During the second stage, part of the warehouse will be made suitable for production, so that production and warehouse will be expanded at the same rate. In addition, required extra office space will be created.
In Florida, Airspray moved into another leased building in October, which is twice the size of the previous building. This offers room for further expansion in the United States.

The assembly capacity was expanded further in 2001. The new, in-house designed and constructed assembly machines can assemble various types of dispensers. This flexibility allows the available machine capacity to be used more effectively.

In Airspray's American factory a second assembly machine was put into operation. Furthermore, the working hours have been expanded with a third shift to 5 times 24 hours a week in order to meet local demand.

Airspray invested EUR 3.3 million in new production moulds and assembly machines in order to expand its production capacity. With these investments Airspray achieved its target of 20% overcapacity, which is necessary to handle peaks in demand. Further expansion will take place in 2002, whereby the production capacity will grow in line with the market demand.

ENVIRONMENT Assessing the environmental impact of a product is more difficult than often assumed. Such an assessment involves many aspects and the relative weighing of these aspects is sometimes done such that the party proves its own point.
Airspray's foam dispensers are unique as they are the only dispensers that can create foam without using a propellant. Furthermore, refill packages can be used for these foam dispensers, although this is seldom done. However, the dispenser's success is not the result of its environmental advantage. The high-quality foam produced by the dispensers, the ease-of-use for the consumer and the high consumer appreciation of foam products in general are of vital importance to the consumer acceptance. Another important aspect of products with environmental advantages is the industry's motivation to actually use these products as a basis for consumer products. Without industry acceptance, a dispenser will never reach the consumer. There are only a very small number of Airspray customers that use Airspray's dispensers solely because of the environmental advantages.

The Dry Spray Dispenser is a dispenser for multiple use and is used as such in practice. This dispenser offers the possibility to produce continuous spray without using propellants. To the consumer, these positive aspects do not counterbalance the lower ease of use in relation to aerosols that work on the basis of propellants. With the Dry Spray dispenser, the consumer has to build up air pressure in the dispenser using an integrated pump in order to produce a spray. Because of this lower ease of use, the Dry Spray Dispenser is only successful in specific market niches that require a spray but where the traditional aerosol is not suitable.
The Symbio dispenser is used in the cosmetics industry and is not suitable for reuse, but this is not expected in this market segment.

Airspray's assembly process has no other environmental impact than the use of electrical energy. There are no relevant emissions at Airspray.





Usage: a foaming skin care product.

The moulding of parts at Airspray's suppliers, nothing other than transforming plastic into formed parts, involves the use of energy but is without significant emission to water, soil or air.

ORGANISATION Along with the increase of turnover, the organisation expended further as well. At the end of 2001, Airspray employed 98 people in total, compared to 79 persons the previous year. In particular, the number of persons employed in the United States rose because a second assembly machine was put into operation in the spring and due to the expansion to a three shift operation.

On June 1, 2001 Bert Molenaar retired as Airspray's Managing Director, a position that he held during 14 of his 18 years with Airspray. Bert Molenaar was with Airspray since the beginning of the company and he has played a crucial role in the development of Airspray during those years. The company owes him a great deal of respect. Fortunately, Bert Molenaar's extensive knowledge in the field of dispensers is retained for the company, as he will continue to be available for Airspray as advisor.

In order to more closely follow R&D costs, it was decided at the end of 2001 to incorporate Airspray's R&D activities into a separate company, Airspray Development BV. This decision was taken on administrative grounds only and will have no effect on the personnel involved. Edgar van der Heijden was appointed director of this company and stepped down as statutory director of Airspray N.V.

By the middle of 2001 the personnel was once again offered the opportunity to take part in a share participation plan and a large majority of the employees joined the plan. With this participation plan, which already existed in previous fiscal years, a very large majority of Airspray employees is now shareholder in the company.
At the beginning of 2001 the first employee council at Airspray in the Netherlands was elected.

The good results in 2001 could only be achieved through the great commitment and motivation of Airspray's employees. Airspray is proud of its employees' commitment to the company and is most grateful to them for their dedication.

RESEARCH & DEVELOPMENT Using the slogan 'For Innovative Dispensing Technology' Airspray presents itself to its customers and the industry. In order to live up to this motto, an important commitment in the field of R&D is required. Fifteen employees are involved in development, among others design engineers, laboratory employees, a measurement specialist, machine builders and mould specialists. Together this group represents the equivalent of 10 full-time employees involved in R&D, which amounts to 10% of the total number of employees.
The salaries of the people involved in R&D make up the major part of the R&D costs within Airspray.

The work of the R&D department focuses on five aspects, being the improvement of existing products, expanding the range of foam dispensers, developing unique customised designs for existing dispensers, the further development of two-chamber dispensers and some time is used for unlimited and creative brainstorming on entirely new dispenser concepts for the long term.
The target to launch at least one new product a year was more than achieved. The F3 Finger Pump Foamer, a completely new designed version of Airspray's first foam dispenser, became commercially available in 2001. Furthermore the Water Resistant Foamer was presented to customers. Mainly because of changing priorities at our customers, this product will be available in commercial quantities at the beginning of 2002. Smaller introductions concerned a series of 'elegant' oval bottles suitable for the Airspray foam pumps and a so-called Jet Foamer that jets foam over a certain distance, suitable, for example, for cleaning products.
Further expansions of the product range are planned for 2002.

STRATEGY AND OBJECTIVES Achieving the highest possible autonomous growth is Airspray's main objective. The company sees many opportunities to achieve an even wider acceptance of its dispenser concepts on the market. By gaining new customers, expanding the numbers of brands within customers already using Airspray dispensers and intensifying the commercial geographical presence, strong growth remains possible with the current products. In addition, new, innovative products will provide new impulses for growth. Airspray continues to focus entirely on dispensers and has no plans to grow by producing its own parts in-house.

In addition, Airspray has indicated to investigate if further growth can be achieved through co-operation and/or acquisitions, without endangering its autonomous growth. The company is convinced that it can add value in the field of innovation, assembly and world-wide commercial presence, especially to smaller, innovative dispenser producers. In 2001 a broad analysis of the possibilities was made. Not unexpectedly, the number of suitable candidates for co-operation or acquisition turned out to be very small. Therefore, it is by no means certain that the company will be able to find a suitable candidate, but the possibilities are examined further. Because of Bert Molenaar's input in this time-consuming field, the management can continue to focus on the company's autonomous growth.

DIVIDEND The Board of Supervisory Directors and the Management Board have requested permission from the Stichting Prioriteit Airspray to pay a dividend for the financial year 2001 of EUR 0.35 per issued share. This is a 40% increase over the year 2000 when EUR 0.25 per share was paid. By doing so, Airspray shareholders share in the company's strong financial position, while the company's financial position remains sufficiently strong to implement its growth strategy. The Stichting Prioriteit Airspray has given permission to pay the requested dividend.

EXPECTATIONS Airspray is positive regarding 2002 and the years thereafter. The company remains focused on autonomous growth and the development and introduction of new and improved products.
Taking into account the remaining uncertainties on the timing and speed of the recovery of especially the US economy, Airspray expects in 2002 a 20% to 30% growth of profit before tax.
In 2002, Airspray expects to invest approximately EUR 2.7 million mainly for further expansion of production capacity.

Alkmaar, March 29, 2002

Statutory directors,
J. van der Schaaff
R.F.Q. Brands
H.G. Boreel


Airspray

Airspray

Annual Accounts 2001

Airspray N.V.

CONSOLIDATED BALANCE SHEET AS PER DECEMBER 31

(After profit appropriation) Amounts in euro's

ASSETS		2001		2000
Fixed assets				
Intangible assets	657,282		254,803	
Tangible assets	12,723,852		9,185,785*	
Financial assets	1,302,993		555,021*	
		14,684,127		9,995,609
Currents assets				
Stock		2,173,217		1,355,357
Receivables				
Debtors	6,695,436		5,982,349	
Other receivables	368,116		284,833	
Tax assets	466,669		-	
		7,530,221		6,267,182
Cash at bank and in hand		2,633,309		4,207,637*
Total assets		27,020,874		21,825,785

LIABILITIES				
Shareholders'equity		19,436,050		15,576,347
Longterm debts				
Mortgage		2,600,000		2,077,479*
Current liabilities				
Trade creditors	1,583,693		2,468,496	
Tax and social insurance premiums	651,876		142,975	
Other liablities	2,749,255		1,560,488	
		4,984,824		4,171,959
Total liabilities		27,020,874		21,825,785

* The figures of 2000 have been adjusted as a result of the investment in premises. This adjustment has no effect on equities and profit.

CONSOLIDATED PROFIT- AND LOSS ACCOUNT

Amounts in euro's

		2001		2000
Net turnover		**27,256,329**		21,619,730
Cost of turnover		**(15,314,087)**		(12,182,731)
Gross margin		**11,942,242**		9,436,999
Selling expenses	**(513,909)**		(418,191)	
General and adminitrative expenses	**(4,444,266)**		(3,741,780)	
		(4,958,175)		(4,159,971)
Operating result		**6,984,067**		5,277,028
Other profit and losses		**-**		106,975
Interest income	**8,777**		74,195	
Exchange results	**-**		(20,538)	
Financial income		**8,777**		53,657
Result before tax		**6,992,844**		5,437,660
Tax		**(2,043,118)**		(824,073)
Net result		**4,949,726**		4,613,587

CONSOLIDATED CASH FLOW STATEMENT

Amounts in euro's

		2001		2000
Cash flow from operational activities				
Net result		4,949,726		4,613,587
Depreciation		1,327,025		896,739
		6,276,751		5.510.326
Increase in working capital		(1,804,142)		(1,329,666)
Cash flow from operations		4,472,609		4,180,660
Cash flow from investment activities				
Investments in intangible assets	(421,854)		(64,314)	
Investments in premises	(1,183,401)		(2,313,445)	
Investments in other fixed assets	(3,745,579)		(3.035,470)	
Disinvestments	83,263		-	
Investments in financial fixed assets	(747,972)		48,945	
Cash flow from investment activities		(6,015,543)		(5,364,284)
Cash flow from financing activities				
Proceeds from issuance of shares	581,500		185,500	
Dividend paid	(1,306,723)		(111,830)	
Change in long term debts	522,521		2,077,479	
Cash flow from financing activities		(202,702)		2,151,149
Net cash flow		(1,745,636)		967,525
Exchange rate and conversion difference		171,308		152,341
Changes in financial resources		(1,574,328)		1,119,866

NOTES TO THE CONSOLIDATED ACCOUNTS

GENERAL Until the start of 1998 the name of the company was Park Towers International B.V. This company is an enterprise registered in the Netherlands and incorporated on June 15, 1982.

At the start of 1998 it was decided to convert the private company with limited liability into a limited liability company and to change the name to Airspray N.V.; this was effected on May 1, 1998. Since that date the company's registered office has been in Alkmaar, the Netherlands.

The activities of the company and its subsidiairies comprise the development and manufacture of technologically advanced dipenser mechanisms, which work without propellant gases.

In compiling the companies'profit and loss account, the provisions of Article 402 of Part 9 Book 2 of the Netherlands Civil Code have been applied.

CONSOLIDATION PRINCIPLES Group companies over which the Company exercises effective management control are included in the consolidation. Those group companies in which the Company has a majority shareholding are consolidated in full. For those group companies in which the Company has a stake of less than 100%, the third-party interest in the result and group equity is stated seperately, calculated in accordance with group accounting policies. Results on transactions between consolidated companies are eliminated.

FOREIGN CURRENCIES Amount in foreign currencies are converted into Euro on the balance sheet, at the exchange rates prevailing on the balance sheet date. The profit and loss account of the participating interest in foreign currency is converted at the average exchange rate. Gains and losses on exchange resulting from translation differences between average and year-end exchange rate, as well as gains and losses in the capital of participating interests resulting from changes in the exchange rates, are added or charged directly to equity. Other gains and losses on exchange are taken to the profit and loss account.

PRINCIPLES OF VALUATION Unless stated otherwise, assets and liabilities are stated at nominal value.

INTANGIBLE FIXED ASSETS Intangible fixed assets are stated at acquisition price less cumulative depreciation. The intangible fixed assets concerning Research & Development are stated at the acquisition costs. Depreciation is applied on a straight-line basis, allowing for the life of patents which are included under these assets. The accrued Research & Development expenses are depreciated in a period of 3 years.

TANGIBLE FIXED ASSETS Tangible fixed assets are stated at acquisition price or manufacturing costs, less straight line depreciation applied to that price, based on the expected economic life of the asset.

The annual depreciation rates applied are; 3 1/3%, 5%, 8%, 12,5%, 20% of 33 1/3%.

FINANCIAL FIXED ASSETS The loans are stated at nominal value.

STOCK Stock of raw materials and consumables are stated at purchase price or market value, whichever is the lower. Stock of finished goods, and semi-manufactures are stated at cost of manufacture or market value, whichever is the lower. Cost of manufacture includes material cost, depreciation of the direct production facilities and other direct manufacturing costs. Allowance is made for the risk of obsolescence when determining the value of the stock.

RECEIVABLES Trade receivables are stated at nominal value, with allowance being made for the risk of irrecoverability. The tax asset is stated at nominal value in line with the fiscal rules.

PRINCIPLES FOR DETERMINATION OF RESULT Revenues and expenses are taken to the profit and loss account at the moment at which the goods or services concerned are delivered. Net turnover is the total value of goods supplied and invoiced to third parties, less value added taxes. Depreciation is calculated as a percentage of the acquisition price or manufacturing costs based on the expected economic life.

TAX The tax amount accounted for is the result before tax related to the current rate, taking into account fiscal laws.

CASH FLOW STATEMENT The cash flow statement has been made according to the indirect method. A distinction has been drawn between cash flow from operations-, investment- and financing activities. The net cash flow is the difference between the cash balance at the end and the beginning of the financial year.

NOTES TO THE CONSOLIDATED BALANCE SHEET

Amounts in euro's

Intangible fixed assets

The changes in the intangible fixed assets were as follows.

Book value as at January 1, 2001	254,803
Investments	421,854
Depreciation in 2001	(19,375)
Book value as at December 31, 2001	657,282
Acquisition price as at December 31, 2001	736,461
Cumulative depreciation	(79,179)
	657,282

Tangible fixed assets

The summary below shows the changes in the tangible fixed assets during 2001.

	Premises	*Plant and Machinery*	*Tangible fixed assets under construction*	*Cars*	***Total***
Book value as at January 1, 2001	2,437,483	6,370,722	377,580	–	9,185,785
Investments	1,183,401	1,498,653	2,238,833	8,093	4,928,980
Disinvestments	(71,147)	(12,116)	–	–	(83,263)
Brought forward	–	719,450	(719,450)	–	–
Depreciation 2001	(93,862)	(1,213,619)	–	(169)	(1,307,650)
Book value as at December 31, 2001	3,455,875	7,363,090	1,896,963	7,924	12,723,852
Acquisition price as at December 31, 2001	3,581,714	12,229,782	1,896,963	8,093	17,716,552
Cumulative depreciation	(125,839)	(4,866,692)	–	(169)	(4,992,700)
Book value as at December 31, 2001	3,455,875	7,363,090	1,896,963	7,924	12,723,852

Until 2001 premises which were brought in CV Boekel were not included in the consolidated figures. Because of the discontinuance of CV Boekel during 2001 assets and liabilities of this CV are included in the consolidated figures of 2001. The comparative figures of 2000 are also adjusted.

Financial fixed assets

This relates to loans to staff in order to finance the purchase of shares in Airspray N.V. related to the share participation plan.

	2001	*2000*
Stock		
Raw materials and consumables	**1,158,435**	953,998
Semi-manufactures	**785,517**	224,797
Finished goods	**229,265**	176,562
	2,173,217	1,355,357

Receivables

The age of outstanding receivables in weeks has, related to the turnover in the latest quarter, decreased from 11 weeks at the end of 2000 to 10 weeks at the end of 2001.

Shareholders equity

For a specification of the shareholders' equity reference is made to the Notes to the Statutory Accounts.

Long term debts

	2001	2000
Balance as at January, 1	2,077,479	0
Mortgage	570,998	2,123,691
Redemptions	(48,477)	(46,212)
Balance as at December, 31	2,600,000	2,077,479

Because of the discontinuance of CV Boekel, in relation with the off-balance sheet construction, during 2001 a mortgage was provided, whereby the Alkmaar premises were given as security.

The term of the mortgage is 15 years at a variable interest rate based on the 3-months EURIBOR-rate with a charge of 1.3310%.

Off-balance sheet commitments

To hedge currency risk-exposures assiociated with future transactions , the company has entered into a number of forward exchange contracts, to a total amount of USD 12,300,000. These contracts have a term varying between 10 tot 365 days.

Airspray also entered obligations to repurchase staff's shares in Airspray at the end of the term at 90% of the purchase price. Maximum exposure at the end of 2001 is around EUR 14,000.

Fiscal position

During 2000 the company compensated all Carry Forwards in the Netherlands. Airspray has Net Operating Loss Carry Forwards in the USA of EUR 1,008,000; this amount, however, can only be used up spread over the next 7 years.

Fair value

Cash, receivables and liabilities

The book value of these items approximates fair value.

Financial assets

At this moment loans to staff have a fair value, which is equivalent to the book value.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Amounts in euro's

Net turnover

The net turnover can be broken down by sales region as follows:

	2001	2000
The Netherlands	322,781	724,837
Europe, excluding The Netherlands	6,062,357	4,426,785
Rest of the world	20,871,191	16,468,108
	27,256,329	21,619,730

Personnel costs

Salaries	3,373,885	2,211,096
Social security charges	455,774	303,953
Pension scheme charges	144,422	112,426
	3,974,081	2,627,475

The average number of staff employed by the group in 2001 is 94 (2000: 64).
The number of employees at year-end 2001 is 98 (2000: 79).

Remuneration of Board of Management

Remuneration amounting to EUR 490,112 was paid to the members of the Company's Board of Management in 2001 (2000: EUR 461,577).

Remuneration of Supervisory Board

Remuneration amounting to EUR 29,895 was paid to the members of the Supervisory Board in 2001 (2000: EUR 29,496).

Other profit and losses

The other profit and losses in the year 2000 concern profits of former years.

Subsidy

In 2001 a subsidy concerning fiscal stimulation for Research and Development has been received amounting to EUR 68,067 (2000: EUR 51,042).

BALANCE SHEET AS PER DECEMBER 31

(After profit appropriation) Amounts in euro's

ASSETS		2001		2000
Fixed assets				
Intangible assets		256,070		246,952
Financial fixed assets		21,871,726		13,960,298
Current assets				
Receivables				
Other receivables		167,670		155,056
Cash at bank and in hand		(489,576)		2,928,025
Total assets		21,805,890		17,290,331

LIABILITIES				
Shareholders' equity				
Issued share capital	836,231		93,889	
Share premium reserve	7,942,187		8,103,029	
Legal reserve	393,876		–	
General reserve	9,462,032		6,749,013	
Exchange result on group companies	801,724		630,416	
		19,436,050		15,576,347
Current liabilities				
Trade creditors	37,722		18,595	
Tax	394,708		–	
Other liabilities	1,937,410		1,695,389	
		2,369,840		1,713,984
Total liabilities		21,805,890		17,290,331

PROFIT AND LOSS ACCOUNT AIRSPRAY N.V.

Amounts in euro's

	2001	*2000*
Result from participations	7,737,046	5,726,943
Other results, after tax	(2,787,320)	(1,113,356)
Net result	4,949,726	4,613,587

NOTES TO THE ANNUAL ACCOUNTS

GENERAL The accounting policies used for the annual accounts are the same as those referred to in the Notes to the consolidated annual accounts. Participations are stated at net asset value. Results from participations correspond with the share of the profit related to the financial year of the companies involved. With regards to the investment for Research and Development a legal reserve has been taken.

NOTES TO THE BALANCE SHEET

Amounts in euro's

Intangible fixed assets	
Book value as at January 1, 2001	246.952
Investments	27,978
Depreciation	(18,860)
Book value as at December 31, 2001	256,070
Acquisition price as at December 31, 2001	332,940
Cumulative depreciation to December, 2001	(6,870)
	256,070

Financial fixed assets (participations)

The company has a 100% interest in Airspray International BV. That company has a 100% interest in Airspray International Inc., Florida USA. In addition the company has a 100% interest in Airspray Development BV (formerly Cairhold BV) and a 100% interest in Parktoren BV.

Participations

	Airspray International BV	Parktoren BV	Airspray Development BV	Total
Balance January 1, 2001	10,492,452	(75,877)	(57,181)	10,359,394
Result	7,736,597	1,990	(1,541)	7,737,046
Exchange result	171,308	-	-	171,308
Position December 31, 2000	18,400,357	(73,887)	(58,722)	18,267,748

Financial fixed assets include loans to personnel concerning a participation plan amounting EUR 1,293,363, and receivables of participating companies amounting EUR 2,310,615.

Shareholders' equity

The share capital pursuant to the Articles of Association comprises 25,000,000 shares each having a nominal value of EUR 0.16; this number includes one priority share, which is held by Stichting Prioriteit Airspray. Of the total share capital pursuant to the Articles of Association, 5,226,446 shares have been issued and fully paid-up at the end of 2001.

Changes in shareholders'equity during 2001 can be analysed as follows:

	Issued and paid-up capital	*Share premium reserve*	*General reserve*	*Legal reserve*	*Exchange-result on group companies*	***Total***
Position as at January 1, 2001	93,889	8,103,029	6,749,013	-	630,416	15,576,347
Dividend 2000	-	-	(13,575)	-	-	(13,575)
Issuance of shares	8,617	572,883	-	-	-	581,500
Change nominal value	733,725	(733,725)	-	-	-	-
Change legal reserve	-	-	(393,876)	393,876	-	-
Net result	-	-	4,949,726	-	-	4,949,726
Dividend 2001	-	-	(1,829,256)	-	-	(1,829,256)
Exchange result	-	-	-	-	171,308	171,308
Balance as at December 31, 2001	836,231	7,942,187	9,462,032	393,876	801,724	19,436,050

Shareholdings and option rights

Board of managements's joint interest in the company's capital was 1% at December 31, 2001. Supervisory Board members together held 11% at the same date.

Shareholders with an interest of more than 5% in the company's capital owned together 41% at December 31, 2001.

During 2001 options were granted tot management on a total of 58,188 shares with an average exercise price of EUR 15.69. These options are valid for a period of five years. These options included, total outstanding management options amount to123,988 shares.

PROFIT APPROPRIATION

In accordance with Article 29 paragraph 1 of the Articles of Association, the Airspray Prioriteit Foundation (Stichting Prioriteit Airspray) determines annually, subject to the approval of the Supervisory Board, the proportion of the profits – the credit balance of the profit and loss account – to be reserved.

In conformity with this provision, the Foundation has decided, subject to the approval of the Supervisory Board, that 63% of the profit earned during 2001 is to be added to the general reserve, and to pay at the discretion of the shareholder in cash a dividend of EUR 0.35 per issued share with a nominal value of EUR 0.16.

This decision was included in the 2001 year-end balance sheet.

Alkmaar, March 29, 2002

Board of Management
Supervisory Board

Auditors Report

INTRODUCTION We have audited the financial statements, as included in this report, of Airspray NV, Alkmaar for the year 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE We conducted our audit in accordance with auditing standards generally accepted in the Netherlands, Those standards require that we plan and perform the audit tot obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2001 and of its result for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, February 19, 2002

Ernst & Young Accountants

Information regarding Airspray stock

SHARE CAPITAL

December 31, 2001 5,226,446 shares were issued and fully paid up.

STOCK LISTING

Airspray is listed on Euronext Amsterdam. As at December 31, 2001 Rabo Securities, Dexia (Kempen) and Fortis act as liquidity provider for Airspray NV. Airspray has been permitted to the Next-Prime segment of Euronext for companies operating in the traditional sector within Euronext. This means that Airspray will take care of obligations related to this permission.

SHAREHOLDINGS (WET MELDING ZEGGENSCHAP)

At the end of 2001 following shareholding notification of at least 5% are known:

Beauchamp Beheer B.V.	13%
J.IJ. van Duyn Participaties B.V.	11%
C.J.M. Wolters	6%
Orange Deelnemingen Fund	6%
Delta Lloyd	5%

STOCKPRICE DEVELOPMENT IN EURO

	1998	1999	2000	2001
Introduction price	10.00			
Highest price	35.17	29.00	23.00	23.50
Lowest price	15.66	16.25	14.10	13.30
Price end of year	24.05	20.10	15.50	16.55

MARKET CAPITALISATION

At December 31, 2001 market capitalisation amounted to about EUR 86.5 milion.

IMPORTANT DATES

May 16, 2002	General meeting of Shareholders
May 16, 2002	Publication press release 1st quarter 2002
August 14, 2002	Publication half year results 2002
November 7, 2002	Publication press release 3th quarter 2002
February 20, 2003	Publication annual results 2002
May 15, 2003	General meeting of Shareholders
May 15, 2003	Publication press release 1st quarter 2003
August 14, 2003	Publication half year results 2003
November 6, 2003	Publication press release 3th quarter 2003

Airspray N.V.
Ivoorstraat 9
P.O. Box 1007
1810 KA Alkmaar
The Netherlands
Tel +31-72-541 46 66
Fax +31-72-547 00 55
E-mail general@airspray.nl

Website www.airspray.net

